Exhibit 99.1

January 26, 2021

Mr. Michael J. Rugen, Chief Executive Officer
Tengasco, Inc.
8000 E. Maplewood Ave., Suite 130
Greenwood Village, CO  80111

Dear Mr. Rugen:

At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved reserves and future cash flow, as of December 31, 2020, to the Tengasco, Inc. (Tengasco) interest in certain properties located in Kansas.  The work for this report was completed as of the date of this letter. This letter replaces and supersedes our letter dated January 22, 2021 for this same property set and interests and reflects an adjustment to the abandonment point and costs for the Nutch #1 well. This report was prepared to provide Tengasco with U.S. Securities and Exchange Commission (SEC) compliant reserve estimates.  It is our understanding that the properties evaluated by LPC comprise 100 percent (100%) of Tengasco’s proved reserves.  We believe the assumptions, data, methods, and procedures used in preparing this report, as set out below, are appropriate for the purpose of this report.  This report has been prepared using constant prices and costs and conforms to our understanding of the SEC guidelines, reserves definitions, and applicable financial accounting rules.

Summarized below are LPC’s estimates of net reserves and future net cash flow.  Future net cash flow is after deducting estimated production and ad valorem taxes, operating expenses, and future capital expenditures but before consideration of federal income taxes.  The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value.  We estimate the net reserves and future net cash flow to the Tengasco interest, as of December 31, 2020 to be:

	Net Reserves		Future Net Cash Flow ($)
Category	Oil (barrels)	Gas (Mcf)	Total	Present Worth at 10%
Proved Developed
Producing	489,019	0	$4,212,768	$2,597,729
Non-Producing	28,289	0	620,827	299,569
Proved Undeveloped	0	0	0	0

Total Proved(1)	517,308	0	$4,833,595	$2,897,298

(1)  The total proved values above may or may not match those values on the total proved summary page that follows this letter due to rounding by the economics program.

The oil reserves include crude oil and condensate.  Oil reserves are expressed in barrels, which are equivalent to 42 United States gallons.  These properties have never produced commercial volumes of gas.

2435 N. Central Expy, Suite 1500  ●  Richardson, Texas 75080
Phone (214) 363-3337 ●  Fax (214) 363-1608

The estimated reserves and future cash flow shown in this report are for proved developed producing reserves and, for certain properties, proved developed non-producing reserves. Our study indicates there are no proved undeveloped reserves for these properties at this time. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry.  The reserves in this report have been estimated using deterministic methods.  The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history.  Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance.  In some instances, comparisons were made to similar properties where more complete data were available.  We have used all methods and procedures that we considered necessary under the circumstances to prepare this report.  We have excluded from our consideration all matters to which the controlling interpretation may be legal or accounting rather than engineering or geoscience.

The estimated reserves and future cash flow amounts in this report are related to hydrocarbon prices.  Historical prices through December 2020 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the SEC prices.  In addition, future changes in environmental and administrative regulations may significantly affect the ability of Tengasco to produce oil and gas at the projected levels.  Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this report.

Benchmark prices used in this report are based on the twelve-month, unweighted arithmetic average of the first day of the month price for the period January through December 2020.  Oil prices used in this report are referenced to a Cushing West Texas Intermediate crude oil price of $39.57 per barrel and are adjusted for gravity, crude quality, transportation fees, and regional price differentials.  This reference price is held constant in accordance with SEC guidelines.  The weighted average price after adjustments over the life of the properties is $34.87 per barrel for oil.

Lease and well operating expenses are based on data obtained from Tengasco.  Expenses for the properties operated by Tengasco include direct lease and field level costs as well as compression costs, marketing expenses, and allocated overhead costs.  Leases and wells operated by others include all direct expenses as well as general and administrative overhead costs allowed under the specific joint operating agreements.  Lease and well operating costs are held constant in accordance with SEC guidelines.

Capital costs and timing of all investments have been provided by Tengasco and are included as required for workovers and production equipment.  Tengasco has represented to us that they have the ability and intent to implement their capital expenditure program as scheduled.  Tengasco’s estimates of the cost to plug and abandon the wells net of salvage value are included and scheduled at the end of the economic life of individual properties.  These costs are also held constant.

LPC made no investigation of possible volume and value imbalances that may have resulted from overdelivery or underdelivery to the Tengasco interest.  Our projections are based on the Tengasco interest receiving its net revenue interest share of estimated future gross oil production.

LaRoche Petroleum Consultants, Ltd.

Technical information necessary for the preparation of the reserve estimates herein was furnished by Tengasco or was obtained from state regulatory agencies and commercially available data sources.  No special tests were obtained to assist in the preparation of this report.  For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by Tengasco including the extent and character of the interest evaluated.

An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC.  In addition, the costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.

The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report.  In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements.  Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

The reserves included in this report are estimates only and should not be construed as exact quantities.  They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.  These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations.  A portion of these reserves are for behind-pipe zones and producing wells that lack sufficient production history to utilize performance-related reserve estimates.  Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production.  These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data.  It may be necessary to revise these estimates up or down in the future as additional performance data become available.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.

The results of our third-party study were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Tengasco.

Tengasco makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act.  Furthermore, Tengasco has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference.  We have consented to the incorporation by reference in the registration statements on Form S-3, Form S-4, and Form S-8 of Tengasco of the references to our name, as well as to the references to our third-party report for Tengasco which appears in the December 31, 2020 annual report on Form 10-K and/or 10-K/A of Tengasco.  Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Tengasco.

We have provided Tengasco with a digital version of the original signed copy of this report letter.  In the event there are any differences between the digital version included in filings made by Tengasco and the original signed report letter, the original signed report letter shall control and supersede the digital version.

LaRoche Petroleum Consultants, Ltd.

LPC’s technical personnel responsible for preparing this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers.  The technical person primarily responsible for overseeing the preparation of the LPC audit is William M. Kazmann.  Mr. Kazmann is a Professional Engineer licensed in the State of Texas who has 46 years of engineering experience in the oil and gas industry.  He has prepared and overseen preparation of reports for public filings for LPC for the past 25 years. We are independent petroleum engineers, geologists, and geophysicists and are not employed on a contingent basis.  Data pertinent to the audit are maintained on file in our office.

Very truly yours,

LaRoche Petroleum Consultants, Ltd.
State of Texas Registration Number F-1360
By LPC, Inc. General Partner

/s/ William M. Kazmann

William M. Kazmann, President
Licensed Professional Engineer
State of Texas No. 45012

LaRoche Petroleum Consultants, Ltd.